Exhibit 12.1

	For the Years Ended
(In thousands)	2005	2004	2003	2002	2001
Earnings from continuing operations before income taxes	$92,680	$110,678	$62,021	$28,201	$40,490
Fixed interest charges	156,941	97,957	123,059	157,229	192,765

Earnings (loss):
Including fixed interest charges	249,621	208,635	185,080	185,430	233,255
Excluding interest expense on deposits	209,537	180,280	148,891	122,653	147,587
Fixed interest charges excluding interest expense on deposits	116,857	69,602	86,870	94,452	107,097
Ratios:
Earnings including fixed interest charges to fixed interest charges	1.59	2.13	1.50	1.18	1.21
Earnings to fixed interest excluding interest on deposits	1.79	2.59	1.71	1.30	1.38
Dollar deficiency of earnings to fixed interest charges	$—	$—	$—	$—	$—